FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 14, 2007

Item 3: News Release:

A news release dated and issued on November 14, 2007 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Appoints New Director

Item 5: Full Description of Material Change:

Vancouver, British Columbia – November 14th, 2007: Pacific North West Capital Corp. (PFN -- TSX.V, PAWEF -- OTCBB, P7J-- Frankfurt) -- Pacific North West Capital Corp. (the "Company") announces the addition of Mr. Denny Hop to the Board of Directors.

On behalf of the Board of Directors of Pacific North West Capital Corp, Harry Barry – President of the company would like to welcome Mr. Denny Hop to our board.  The members of the Board of Directors are looking forward to working closely with Mr. Hop to further develop our corporate objectives

Mr. Hop is an independent businessman in the City of Calgary. His firm, Hop Asset Management Ltd., specializes in creating consolidated financial and estate plans for high net worth families and private business owners.  Mr. Hop is a Certified Financial Planner (CFP) and has been involved in this specialty area since 1982. He is also a partner in Uniglobe Travel (Western Canada) Inc., a travel agency regional franchise with 65 independently owned and operated agencies in Western Canada. Mr. Hop is a member of the Board of Breaker Energy, a publicly traded oil and gas company on the Toronto Stock Exchange, which will exit the 2007 year at about 5000 equivalent barrels of oil per day.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 14th day of November 2007.